                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
              For the Plan year ended November 30, 1995


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To United Technologies Corporation
  and Participants of the United Technologies
  Corporation Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan at November 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE  LLP
Hartford, Connecticut
May 24, 1996

                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                Statement of Net Assets Available for Benefits With Fund Information
                                         November 30, 1995
                             (Thousands of Dollars, except unit value)
                                                                         UTC                                                 Funds
                                          Income Fund   Equity Fund  Stock Fund   Global Fund   Loan Fund    ESOP Fund     Combined

Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest            $  2,879,629  $         -  $         -  $         -  $         -  $          -  $ 2,879,629
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                  -            -            -       25,280            -             -       25,280
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund,
   at market                                        -      451,595            -       30,843            -             -      482,438
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                 -            -            -       28,906            -             -       28,906
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($1,066)                               -            -      185,401            -            -             -      185,401
  United Technologies Corporation ESOP
   Preferred Stock, at market                       -            -            -            -            -     1,258,117    1,258,117
  Participant loans, at cost                        -            -            -            -       50,500             -       50,500
  Temporary investments, at cost plus
   accrued interest                               109            4        2,640          257            -        10,080       13,090
      Total Investments                     2,879,738      451,599      188,041       85,286       50,500     1,268,197    4,923,361

 Contributions and fund and plan
  transfers receivable                            542       18,852        9,900        2,986          324             -       32,604
 Accrued ESOP contribution receivable               -            -            -            -            -       111,911      111,911
 Accrued dividends on ESOP Preferred
  Stock                                             -            -            -            -            -        14,348       14,348
      Total Assets                          2,880,280      470,451      197,941       88,272       50,824     1,394,456    5,082,224

Less - Liabilities:
 Contributions and fund and plan
  transfers payable                            30,454            -            -            -            -             -       30,454
 Loans payable, net                             3,112          852          613          166         (146)            -        4,597
 Accrued interest on ESOP debt and
  notes payable                                     -            -            -            -            -        10,759       10,759
 ESOP debt                                          -            -            -            -            -       517,500      517,500
 Notes payable to United Technologies
  Corporation                                       -            -            -            -            -        89,488       89,488
      Total Liabilities                        33,566          852          613          166         (146)      617,747      652,798

Net Assets Available for Benefits        $  2,846,714  $   469,599  $   197,328  $    88,106  $    50,970  $    776,709  $ 4,429,426

Units of participation                    539,445,273   37,377,051   26,186,677   48,496,808   50,970,000   171,351,758

Unit value                               $       5.28  $     12.56  $      7.54  $      1.82  $      1.00  $       4.53


                          (See accompanying Notes to Financial Statements)

                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                Statement of Net Assets Available for Benefits With Fund Information
                                         November 30, 1994
                             (Thousands of Dollars, except unit value)
                                                                         UTC                                                 Funds
                                          Income Fund   Equity Fund  Stock Fund   Global Fund   Loan Fund    ESOP Fund     Combined

Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest            $  2,755,250  $         -  $         -  $         -  $         -  $          -  $ 2,755,250
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
    Fund, at market                                 -            -            -       22,172            -             -       22,172
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund,
   at market                                        -      301,467            -       24,378            -             -      325,845
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                 -            -            -       27,889            -             -       27,889
  United Technologies Corporation Common
   Stock, at market plus accrued
   dividends ($989)                                 -            -      117,338            -            -             -      117,338
  United Technologies Corporation ESOP
   Preferred Stock, at guaranteed value             -            -            -            -            -       887,045      887,045
  Participant loans, at cost                        -            -            -            -       51,036             -       51,036
  Temporary investments, at cost plus
   accrued interest                                 9            3        4,296           40            -            17        4,365
      Total Investments                     2,755,259      301,470      121,634       74,479       51,036       887,062    4,190,940

 Contributions and fund and plan
  transfers receivable                          1,024        1,936        9,681          293          281             -       13,215
 Accrued ESOP contribution receivable               -            -            -            -            -       131,791      131,791
 Accrued dividends on ESOP Preferred
  Stock                                             -            -            -            -            -        14,589       14,589
      Total Assets                          2,756,283      303,406      131,315       74,772       51,317     1,033,442    4,350,535

Less - Liabilities:
 Contributions and fund and plan
  transfers payable                             9,812            -            -        1,684            -             -       11,496
 Loans payable, net                             2,916          719          740          173          198             -        4,746
 Accrued interest on ESOP debt and
  notes payable                                     -            -            -            -            -        11,923       11,923
 ESOP debt                                          -            -            -            -            -       552,600      552,600
 Notes payable to United Technologies
  Corporation                                       -            -            -            -            -       131,935      131,935
 Accrued investment purchases                       -            -          430            -            -             -          430
      Total Liabilities                        12,728          719        1,170        1,857          198       696,458      713,130

Net Assets Available for Benefits        $  2,743,555  $   302,687  $   130,145  $    72,915  $    51,119  $    336,984  $ 3,637,405

Units of participation                    557,633,130   33,096,835   28,199,425   48,413,029   51,119,000   227,193,128

Unit value                               $       4.92  $      9.15  $      4.62  $      1.51  $      1.00  $       1.48


                          (See accompanying Notes to Financial Statements)

                       UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
          Statement of Changes in Net Assets Available for Benefits With Fund Information
                                 Plan Year Ended November 30, 1995
                                       (Thousands of Dollars)
                                                                         UTC                                                 Funds
                                          Income Fund   Equity Fund  Stock Fund   Global Fund   Loan Fund    ESOP Fund     Combined

Contributions:
 Participants                            $     92,593  $    29,504  $     7,070  $     8,612  $         -  $          -  $   137,779
 Employer                                         187           23            4            8            -        64,559       64,781
      Total Contributions                      92,780       29,527        7,074        8,620            -        64,559      202,560

Investment Income:
 Interest                                     198,306            3          201           10        3,601           301      202,422
 Dividends                                          -            -        3,995            -            -        65,014       69,009
       Total Investment Income                198,306            3        4,196           10        3,601        65,315      271,431

Repayments on loans                            17,927        4,505        1,334        1,110      (24,876)            -            -

Unrealized appreciation of investments              -      112,127       59,337       12,036            -       375,018      558,518

Gain on sale of investments                         -        2,105        9,269        1,955            -         2,487       15,816

Deduct:
 Distributions to participants:
  In cash                                     162,908       16,458        5,861        4,067        3,265        13,416      205,975
  In shares of United Technologies
   Corporation Common Stock                         -            -          699            -            -             -          699
 Loans to participants                         18,043        3,794        1,562          987      (24,386)            -            -
 Interest expense                                   -            -            -            -            -        50,416       50,416
 Earned and unapplied forfeitures                   5            -            4            -            -           316          325
      Total Deductions                        180,956       20,252        8,126        5,054      (21,121)       64,148      257,415

Inter-fund and inter-plan transfers           (25,182)      38,921       (5,910)      (3,432)           1        (3,506)         892

Transfer (to) from other plans                    284          (24)           9          (54)           4             -          219

Net Increase (Decrease) in Net
 Assets Available for Benefits                103,159      166,912       67,183       15,191         (149)      439,725      792,021

Net Assets Available for Benefits
 November 30, 1994                          2,743,555      302,687      130,145       72,915       51,119       336,984    3,637,405

Net Assets Available for Benefits
 November 30, 1995                       $  2,846,714  $   469,599  $   197,328  $    88,106  $    50,970  $    776,709  $ 4,429,426


                          (See accompanying Notes to Financial Statements)

        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation
(UTC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees in participating business units of UTC are eligible to participate in the Plan after completing one year of service. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from UTC.

Participants may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Under the Internal Revenue Code, participants whose annual earnings totaled no more than $66,000 could have elected to have tax-deferred contributions made on their behalf of up to 16 percent during the 1995 plan year (subject to Internal Revenue Code limitations). This threshold, which is adjusted regularly for inflation, remained at $66,000 for the 1996 plan year. Participants whose earnings exceeded that amount could have elected to have tax-deferred contributions in amounts up to 7 percent of compensation subject to Internal Revenue Code non-discrimination tests and other limitations. Participant contributions are fully vested at all times under the Plan.

UTC has established an Employee Stock Ownership Plan (ESOP Fund) to fund the employer matching contributions to the Plan. The ESOP Fund is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (See Note 6). Generally, participants may not direct the employer matching contributions to an investment fund other than the ESOP Fund. Participants who have reached at least age 55 and have completed at least 10 years of continuous service may direct up to 50 percent, in multiples of 25 percent, of their ESOP Fund account balances and future employer contributions to be invested in the other investment funds offered through the Plan. Generally, employer contributions become fully vested after two years of Plan participation.

All participant contributions are credited to a participant account maintained by UTC. Contributions are invested, pursuant to each participant's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund, and the Global Fund. Participants may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage (effective January 1, 1994) among the funds. Prior to January 1, 1994, allocations were made in multiples of 25 percent. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage (effective January 1, 1994). Prior to January 1, 1994, transfers between investment funds were generally performed in multiples of 10 percent.

The Income Fund is invested in contracts issued by five insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rate set for the 1995 calendar year was
7.25 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by Bankers Trust Company (BT), the Trustee, which is invested primarily in similar types of equity securities. During 1995 and 1994, the Equity Fund was invested principally in the BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by the Equity Fund are reinvested and increase market value.

The UTC Stock Fund consists principally of 1,966,242 and 1,988,738 shares of Common Stock of UTC at November 30, 1995 and 1994, respectively.

The Global Fund is invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Participants with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances (excluding the ESOP Fund). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

Participants who transfer to a new location of UTC which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

The number of participants in the Plan at year end were as follows:

                                                                November 30,
                                                              1995          1994
Income Fund                                                 45,580        47,776
Equity Fund                                                 19,716        18,625
UTC Stock Fund                                              11,191        10,673
Global Fund                                                  7,785         7,235
ESOP Fund                                                   40,944        41,998

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

UTC has entered into a master trust agreement with the Trustee.  Under this agreement, certain employee savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.  Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month.  The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in
such funds.  The plans receive income from the funds' investments which increase the unit values.  Distributions to participants reduce the number of participation units held by the plans.

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

The investments of the Income Fund are valued at cost plus accrued interest.
The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data. The ESOP Preferred Stock is valued at its fair value, which is the higher of the guaranteed value ($65) or the market value of UTC's Common Stock (See
Note 6).

The expenses of operating the Plan are payable out of the funds held under the Plan, unless the employer elects to pay such expenses. The expenses for the 1995 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by UTC to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. UTC has received a favorable determination letter (dated November 3, 1990) from the Internal Revenue Service (IRS) indicating that the ESOP portion of the Plan qualifies under Sections 401(a) and 501(a) of the Code. UTC has applied for a new determination letter from the IRS indicating that the other provisions of the Plan, as amended since the date of the most recent IRS letter applicable to such provisions (1986), continue to be tax exempt under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by UTC, participants (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                      November 30,
                                                              1995          1994
CIGNA                                                  $ 1,576,306  $  1,505,766
Aetna                                                      503,447       529,588
Travelers                                                  437,101       449,496
Prudential                                                 223,870       237,500
Metropolitan Life                                          578,573       437,048
                                                       $ 3,319,297  $  3,159,398

Amount of the contracts allocable to the Plan          $ 2,879,629  $  2,755,250
/TABLE

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan, for the Plan year ended November 30, 1995, are as follows:

(Thousands of Dollars)                                                    UTC
                                                        Equity Fund    Stock Fund  Global Fund
Proceeds from sale of securities                       $     37,210  $     71,256  $    30,878
Cost basis of securities sold                                34,648        61,393       28,803
Gain on sale                                           $      2,562  $      9,863  $     2,075

Amount of gain allocable to the Plan                   $      2,105  $      9,269  $     1,955

NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                          November 30, 1995       November 30, 1994
(Thousands of Dollars)   Dollars        Units    Dollars        Units
Income Fund            $  20,872    3,955,107  $  23,243    4,725,942
Equity Fund                1,886      150,078      2,158      235,984
UTC Stock Fund               687       91,115        725      156,983
Global Fund                  294      161,771        450      298,768
Loan Fund                    331      331,000      2,158    2,158,000

These amounts are reflected as liabilities in the Plan's Form 5500.


NOTE 6 - EMPLOYEE STOCK OWNERSHIP PLAN

In conjunction with the establishment of the ESOP, as discussed above, UTC's Board of Directors authorized 20,000,000 shares of preferred stock, par value $1.00 per share designated as Series A ESOP Convertible Preferred Stock, having an annual dividend of $4.80 per share. Each share of ESOP Preferred Stock is convertible into one share of UTC's Common Stock. On June 30, 1989, the Trustee acquired 10,153,847 shares of this new series of ESOP Preferred Stock at an acquisition price of $65.00 per share and placed them in the Master Trust for future allocation to participants. On March 30, 1990, the Trustee acquired an additional 2,900,000 shares of this new series of ESOP Preferred Stock at an acquisition price of $69.77 per share and placed them in the Master Trust for future allocation to participants. On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with interest bearing promissory notes. UTC is required to contribute sufficient funds each year which, when combined with quarterly dividends on the ESOP Preferred Stock, will meet the ESOP's debt service requirements.

Participants in the ESOP Fund accrue, on a monthly basis, a beneficial interest equal to the employer contributions at the rate of 60 percent of the participants' participating contributions. This beneficial interest is represented by share equivalents of ESOP Preferred Stock, as calculated monthly at the higher of the month end price of UTC Common Stock or the $65.00 per share ESOP Preferred Stock guaranteed value. ESOP Preferred Stock dividends, at the annual rate of $4.80 per share, are attributed to these ESOP Preferred Stock share equivalents based on participants' beneficial interests in such shares held as of the record dates which are coincident with the payment dates. Shares of ESOP Preferred Stock must be allocated to participants' accounts by the Trustee at least once per Plan year, but are generally allocated over the course of the plan year.

Purchased shares of ESOP Preferred Stock are held by the Trustee with the number of purchased shares allocated to each participant determined annually in accordance with a method approved by the Internal Revenue Service. To the extent that allocated shares are not sufficient to meet the matching requirement of the Plan, UTC is required to contribute additional ESOP Preferred Stock, UTC Common Stock or cash.

Shares allocated to participants generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, shares of ESOP Preferred Stock must be converted into one share of UTC's Common Stock or, if the value of the Common Stock is less than the guaranteed value, the Trustee may require UTC to repurchase the ESOP Preferred Stock for the guaranteed value.

The Trustee accounts for participants' beneficial interests in the ESOP Fund based upon units of participation and related unit value (see Note 2).

The ESOP Preferred Stock is redeemable, in whole or in part, generally at the option of UTC at a redemption price of $66.92 per share plus accrued and unpaid dividends. The redemption price decreases annually until it reaches $65.00. However, upon notice to the Trustee of UTC's intention to redeem, the Trustee may elect to convert each ESOP preferred share into one share of UTC Common Stock if the value of UTC's Common Stock exceeds the redemption price.

Participants were credited with employer matching contributions representing approximately 690,000 shares for the Plan year ended November 30, 1995, with a market value of approximately $52.5 million. In addition, participants earned dividends of approximately $27.0 million during the 1995 Plan year on the allocated shares, representing approximately 333,000 shares. The difference of approximately $15.0 million between the total value of shares earned by participants, including dividends, and the total of employer contributions on the Statement of Changes in Net Assets Available for Benefits With Fund Information is due to UTC contributions in excess of debt service requirements.

The ESOP Fund's investment in ESOP Preferred Stock at year end is as follows:

(Thousands of Dollars,     November 30, 1995         November 30, 1994
except share amounts)    Allocated        Total    Allocated        Total
Number of Shares         5,916,548   13,419,914    5,100,671   13,646,850
Guaranteed Value       $   384,576  $   872,294  $   331,544  $   887,045
Market                 $   554,676  $ 1,258,117  $   331,544  $   887,045
/TABLE

As discussed above, market is represented by the higher of the guaranteed value of $65 per share or the month end price of UTC's Common Stock. As such, the market value of the ESOP Preferred Stock was $93.75 and $65.00 at November 30, 1995 and 1994, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at November 30, 1995 includes unrealized appreciation of approximately $385.8 million of which $215.7 million is on unallocated shares. There was no unrealized appreciation included in the Net Assets Available for Benefits in the ESOP Fund at November 30, 1994.


NOTE 7 - ESOP DEBT

On February 1, 1990, the Master Trust with UTC as guarantor executed a Note and Guaranty Agreement to issue $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. Interest is payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are payable annually on the 10th of December. The amounts outstanding under the Agreement at November 30, 1995 are as follows:

                    Principal      Rate of
Note Series           (000's)     Interest          Due
   A              $   180,900        7.24%      1995 - 1999
   B                  286,600        7.68%      2000 - 2008
   C                   17,300        7.68%          2008
   D                   32,700        7.68%          2009

                  $   517,500

Required payments on these Notes, in aggregate, for the next five plan years are $35.9 million in 1995 (short year - see Note 12), $36.3 million in 1996, $36.4 million in 1997, $36.3 million in 1998 and $36.0 million in 1999.


NOTE 8 - PURCHASE OF SERIES A ESOP CONVERTIBLE PREFERRED SHARES

On February 9, 1994, the Trustee acquired an additional 1,400,000 shares of ESOP Preferred Stock at an acquisition price of $70.22 per share and placed them in the Master Trust for future allocation to participants. The ESOP financed the purchase of these shares with a 6.75% $98.3 million promissory note issued to UTC.

NOTE 9 - NOTES PAYABLE TO UTC

The Notes Payable to UTC are promissory notes with interest payable quarterly on the 10th of March, June, September and December coincident with the dividend payment date on the ESOP Preferred Stock. Principal payments are generally payable annually on the 10th of December. The current amounts outstanding under the agreements at November 30, 1995 are as follows:

                       Principal     Rate of
     Issue Date          (000's)    Interest         Due
     March 30, 1990    $  88,233      10.50%     1995 - 2009
     February 9, 1994      1,255       6.75%         1995

                       $  89,488

Required principal payments on the Note issued March 30, 1990 for the next five plan years are $4.5 million in 1995 (short year - see Note 12), $4.5 million in 1996, $4.6 million in 1997, $4.6 million in 1998 and $4.8 million in 1999. The required principal payment on the Note issued February 9, 1994 is $1.3 million in the 1995 short year.


NOTE 10 - PLAN AMENDMENTS

Effective January 1, 1994, the Plan permits transfers between investment funds in any whole percentage. Prior to January 1, 1994, transfers between investment accounts were generally made through increments of 10%.

Effective January 1, 1994, the Plan permits future allocation of investment fund contributions in any whole percentage. Prior to January 1, 1994, investment allocations were made in 25% increments.

Effective January 1, 1994, the Plan permits participants to receive an installment distribution upon attaining age 55 with five years of service. Prior to January 1, 1994, the Plan rules required age 55 with a minimum of 10 years of service.


NOTE 11 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 12 - SUBSEQUENT EVENT

Effective December 1, 1995, the Plan year end was changed to the twelve month period ending December 31.

                              SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  May 28, 1996  By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human
                            Resources Systems
                            United Technologies Corporation